                Filed Pursuant to Rule 433

Registration No. 333-134660

June 6th, 2006

PRICING TERM SHEET

Issuer:	Xcel Energy Inc.
Ratings:	Baa1/BBB-
Issue:	Senior Unsecured Notes due 2036
Offering Size:	$300,000,000
Coupon:	6.500% per annum, payable semi-annually on each July 1st and January 1st, commencing January 1, 2007
Trade Date:	June 6, 2006
Settlement Date:	June 9, 2006
Maturity:	July 1, 2036
Treasury Benchmark:	5.375% due February 15, 2031
US Treasury Spot:	103-1
US Treasury Yield:	5.156%
Spread to Treasury:	140 basis points
Re-offer Yield:	6.556%
Price to Public (Issue Price):	99.262%
Gross Proceeds:	$297,786,000
Optional Redemption:	Make Whole call, at any time at a discount rate of Treasury plus 25 bps
Minimum Denominations:	$1,000 x $1,000
Bookrunners:	Goldman, Sachs & Co., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated
Co-Managers:	Daiwa Securities SMBC Europe Limited, Scotia Capital (USA) Inc., Wells Fargo Securities, LLC

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Lehman Brothers Inc. toll-free at 1-888-603-5847 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.